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                                                   October 22, 1997


Active Ankle Systems, Inc.
509 Barret Avenue
Louisville, Kentucky 40204

Dear Sirs:


     We have acted as special counsel to Active Ankle Systems, Inc. in connection with the offering of 100,000 shares of common stock, pursuant to the Second Amendment to the Registration Statement (Form SB-1) and the related Prospectus dated October 24, 1997 ("Prospectus").


     In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate or similar records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion. In such examinations we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to authentic original documents of all documents submitted to us as certified, conformed or photostatic copies or facsimiles. We have also assumed (i) the due incorporation and valid existence of you, (ii) that you have the requisite corporate power and authority to enter into and perform the transactions described in the Prospectus and (iii) the due authorization, execution and delivery of the Prospectus by you.

     Based upon the foregoing, we are of opinion as follows:

     Upon receipt of the consideration stated in the Prospectus (i.e. $40 in cash per share), and upon subsequent issuance of the shares, each share will, in our opinion, be legally issued, fully paid and nonassessable.

     We are admitted to practice only in the State of Kentucky and express no opinion as to matters governed by any laws other than the laws of the State of Kentucky and the federal laws of the United States of America, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.




                                                 Very truly yours,


                                                 MIDDLETON & REUTLINGER